UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 13, 2023, Galmed Pharmaceuticals Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”), however, the Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Meeting will be reconvened on Wednesday, September 20, 2023 at 5:00p.m., Israel time at the Company’s offices located at 16 Tiomkin St., Tel Aviv 6578317, Israel.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 20, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer